SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 18, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001 -80
COMPANY REGISTRY (NIRE): 35.3000.1683 -1
SUBSCRIBED AND FULLY PAID-IN CAPITAL - R$ 6,203,688,565.23

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON March 4, 2010

Date, Time and Place: March 4, 2010, at 3:00 pm, at the Company’s headquarters, located at Rua Costa Carvalho 300, in the city and state of São Paulo. CALL: The call notice was published in the February 3, 4 and 5, 2010 editions of the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per the signatures in the Shareholders’ Attendance Book. PRESIDING: Chairman: Humberto Rodrigues da Silva. Secretary: Marli Soares da Costa. AGENDA: I) To amend and confirm Management’s Accounts and the Financial Statements for fiscal year 2008, together with the Reports of the Fiscal Council and the External Auditors, in conformity with the Management Report, Financial Statements and corresponding Explanatory Notes, as deliberated on by the Shareholder’s Meeting of April 29, 2009; II. To amend and confirm the allocation of net income resolved by the Shareholders’ Meeting of April 29, 2009. CLARIFICATIONS: 1) The matters were duly appreciated by the State Capital Defense Council (CODEC), by means of Opinion 011/2010, of February, 2010, related to State Finance Department Procedure 12091-90459/2010, which instructed the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in summary format, pursuant to paragraph 1, Article 130 of Law 6404/76 and amendments thereto. RESOLUTIONS: The Presiding

Chairman brought up for discussion item “I” of the Agenda, “To amend and confirm Management’s Accounts and the Financial Statements for fiscal year 2008, together with the Reports of the Fiscal Council and the External Auditors, in conformity with the Management Report, Financial Statements and corresponding Explanatory Notes, as deliberated on by the Shareholder’s Meeting of April 29, 2009”, and registered the attendance of Messrs. Paulo César Estevão Netto and Daniel Rodrigues de Oliveira, representing PricewaterhouseCoopers Auditores Independentes, and the Fiscal Council member, Sandra Maria Giannella, as well as Nara Maria Marcondes França, Superintendent of the Accounting Department, and Liège Oliveira Ayub, assistant to the Chief Financial and Investor Relations Officer. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion, proposed the approval of Management’s Accounts and the Financial Statements for fiscal year 2008, together with the Reports of the Fiscal Council and the External Auditors, in conformity with the Management Report, Financial Statements and corresponding Explanatory Notes, as deliberated on by the Shareholder’s Meeting of April 29, 2009. The Chairman then put the matter to the vote and, abstentions and dissenting votes having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by a majority vote. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “To amend and confirm the allocation of net income resolved by the Shareholders’ Meeting of April 29, 2009,” with the continuing presence of the aforementioned Messrs. Paulo César Estevão Netto, Daniel Rodrigues de Oliveira, Sandra Maria Giannella and Nara Maria Marcondes França. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors and Fiscal Council, proposed, pursuant to Article 192 performance Law 6404/76, and amendments thereto, the allocation of net income from fiscal year 2008 pursuant to the republication of the financial statements as follows: net income for the year R$ 63,571,000.00; (+) Realization of the Revaluation Reserve R$ 86,816,329.02; (-) Interest on Equity R$ 296,187,609.90; (-) 5% Legal Reserve R$ 3,178,000.00; the

offsetting of accrued losses (R$ 148,978,280.88) . The Chairman then put the proposal of the shareholder São Paulo State Finance Department to the vote, which, abstentions and dissenting votes having been duly registered, was then approved by a majority vote. There being no other matters to be discussed, the Chairman requested the registration of the minority shareholders’ votes in the minutes, in accordance with the attached statements pertaining to the General Meeting. The voting was as follows: Fany Andrade G. Carvalho, Brazilian citizen, separated, bearer of Identity Card (RG) 328.257.801, representing the shareholder The Bank Of New York, whose power of attorney was authenticated by the Presiding Board and registered under number 1, presented the following voting declarations: item I of the agenda, 13,136,586 in favor, 15,408,092 against and 1,410,060 abstentions; and item II, 19,554,538 in favor, 10,356,238 against and 43,962 abstentions. Subsequently, Paulo Roberto B. Brandão, Brazilian citizen, single, OAB (Brazilian Bar Association)/SP 273,180, representing the shareholder Itaú Unibacno S.A., HSBC Mortgage and Realestate Brokers S.A and Citibank N.A, whose powers of attorney were authenticated by the Presiding Board and registered under number 2, which presented voting declarations against items I and II; number 3, which presented voting declarations against items I and II, with the exception of New World Fund Inc. who voted in favor; and power-of-attorney number 4, which presented voting declarations against items I and II, with the exception of the shareholders: College Retirement Equities Fund, Commonwealth of Pennsylvania Public School Employees´ Retirement System, Eaton Vance Structured Emerging Markets Fund, Eaton Vance Tax-Managed Emerging Mkts Fund, Gordon E. and Betty I. Moore Foundation, Laudus Rosenberg Intl Discovery Fund, National Pension Service, Pensionkassernes Administration A/S, PPL Services Corporation Master Trust, PSP Foreign Equity Fund, Public Employee Retirement System of Idaho, Rare Series Emerging Markets Fund, Russeli Investment Company Emerging Markets Fund, Wellington Trust Company N.A., York University Pension Fund, Schwab Emerging Markets Equity ETF and Schwab Fundamental Emerging Markets Index Fund, all of which voted in favor, and the shareholders A.I. Dupont Testamentary Trust and The Nemours Foundation, which abstained. Subsequently, the Chairman thanked all those attending members and declared the Extraordinary Shareholders’ Meeting closed, determining that these Minutes be drawn up, which were then read, found to be in compliance and signed by the Chairman and the Secretary of the Presiding Board and the attending shareholders, who constituted the majority necessary for the resolutions to be taken. ATTENDANCE: Board Member Humberto Rodrigues da Silva, the representative of the shareholder São Paulo State Finance Department, Attorney-in-fact Olavo José Justo Pezzotti, the Fiscal Council member, Sandra Maria Giannella, the representatives of PricewaterhouseCoopers Auditores Independentes, Paulo Cesar Estevão Netto and Daniel Rodrigues de Oliveira, as well as Paulo Roberto B. Brandão, Fany Andrade G. Carvalho and Marli Soares da Costa.

This is a free translation of the original minutes filed at the Company’s General Office (PPS).

São Paulo, March 4, 2010.

HUMBERTO RODRIGUES DA SILVA	OLAVO JOSÉ JUSTO PEZZOTTI
Chairman of the Presiding Board	Representing the São Paulo State Finance Department

MARLI SOARES DA COSTA	FANY ANDRADE G. CARVALHO
Secretary of the Presiding Board

PAULO ROBERTO B. BRANDÃO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 18, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.